

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 29, 2012

Via E-mail
Gary S. Okizaki
Chief Executive Officer
Yummy Flies, Inc.
1848 South Lamar Ct.
Lakewood, CO 80232

Re: Yummy Flies, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed August 2, 2012
File No. 333-171188

Dear Mr. Okizaki:

We have reviewed your responses to the comments in our letter dated January 10, 2011 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

General

1. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to:

   - Describe how and when a company may lose emerging growth company status;
   - Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and
   - State your election under Section 107(b) of the JOBS Act:
     - If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or
     - If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public

company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

2. Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Registration Statement Fee Table

3. We note that Rule 457(o) of the Securities Act of 1933 does not appear to be the applicable subsection to calculate the fee associated with the common stock that you are registering. For guidance, please refer to Rule 457(a) of the Securities Act of 1933 and to Question 240.01 of the Securities Act Rules Compliance and Disclosure Interpretations.

Outside Front Cover Page of the Prospectus, page 1

4. Please revise to include a cross-reference to the risk factors section, including the page number where it appears in the prospectus. In addition, please highlight this cross-reference by prominent type or in another manner pursuant to Item 501(b)(5) of Regulation S-K.

5. Please revise to include the legends required by Items 501(b)(7) and 501(b)(10) of Regulation S-K.

6. We note your disclosure that you are issuing 1,989,000 shares of common stock. However, your disclosure on page F-9 of your financial statements indicates that you have issued a total of 1,142,000 shares of common stock. We further note disclosure on page II-1 that you have not issued any securities in the last three years. Please reconcile the disclosures.

Prospectus Summary, page 3

Overview, page 3

7. Please revise to disclose here that your management devotes no more than 15 hours per week to your business. In addition, please revise to disclose the percentage of shares that your management currently holds and that management has the ability to determine the outcome on all matters requiring shareholder approval.

8. We note disclosure in the third paragraph that failure to obtain additional financing will impact your ability to generate profits. Please revise to clarify, if true, that you currently have no definitive plans for raising the $500,000 you estimate will be necessary for your plan of operation. Further revise to disclose the consequences to your operations if you are unable to obtain additional financing.

9. Please revise to disclose in the fourth paragraph that your auditor has issued a going concern opinion.

10. We note your response to our prior comment 7 and reissue. Please revise to disclose the amount of funds you had as of your most recent audited period and interim stub and the amount of funds you currently have in your treasury. In addition, please revise to disclose your monthly "burn rate" and how long your present capital will last at that rate. In this regard, we note your disclosure on page 6 that you "do not currently have sufficient fund to meet [your] anticipated obligations over the next 12 months."

11. Please revise to clarify what you mean by your disclosure that "[you] commenced [your] fly-fishing operations in 2006 at the Trout Unlimited Fly Tying Clinic" by disclosing what you did at the tying clinic and by offering a brief description of the Trout Unlimited Fly Tying Clinic.

12. We note your disclosure that from the spring of 2006 through 2008 "[you] engaged in the test marketing of [your] initial products by giving to area fly-fishing guides samples of [your] products to use with their clients." Please revise to briefly describe the "initial products" you gave to fly-fishing guides, how many of such products you gave to the guides, how many tests you conducted and the method of testing you used for these products.

13. Please revise to clarify your disclosure that "these limited test markets proved to be encouraging" by disclosing quantitative information regarding the "limited test markets" and by briefly describing why you found the results of such test to "be encouraging." In addition, please balance this statement by adding your disclosure from page 18 that, "[a]s can be demonstrated by [your] limited revenues, [your] initial marketing efforts have not been well received."

14. Please revise to clarify what you mean by "initial videos" on page 3 and disclose how many videos you have made and currently offer for sale on your website. In addition, please briefly describe the other products you make and/or currently offer for sale. Please balance this disclosure by stating how many such items you have sold as of the most recent audited period and interim stub.

15. We note your disclosure that your videos are being marketed on your website at www.yummyflies.com. However, we were unable to access your website. If your website is currently unavailable, please revise your disclosure throughout to clarify.

16. With a view towards revised disclosure, please tell us what you mean by "an internationally sold book" and by your disclosure that "your flies have been included" in this book. In addition, please disclose here the publication date of this book.

Risk Factors, page 5

17. We note that all of your officers are also directors of your company. Please revise to disclose that because your officers will determine their salaries and perquisites, there may not be funds available to generate net income.

We have limited capitalization and limited funds available for operation, page 6

18. We note your disclosure that "[t]here is a question of whether [you] have sufficient funds to cover [your] costs of operations over the next 12 months." Please revise to clarify that you currently do not have sufficient funds to cover your operations for the next 12 months or advise.

19. Please revise to clarify, if true, that you do not have any written agreements with your management for additional loans and that your management has no obligations to make loans to cover the cost of your operation.

20. Please revise to clarify, if true, that you do not have any plans for making an equity or debt offering, as your statement that "if these proposed offerings are not successfully consummated" suggests that you may currently have plans for such offerings.

Our management may have conflicts of interest, page 7

21. Please revise to remove the last sentence in this risk factor as it tends to negate the risk addressed in this risk factor. In addition, please revise to briefly explain what you mean by "an endorsed fly fishing guide for Orvis."

Selling Stockholders, page 11

22. We note your response to our prior comment 18 and reissue. With a view towards revised disclosure, please tell us what you mean by "or as a result of other authorized issuances by our Board of Directors" by describing such issuances to us.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

23. We note your response to our prior comment 26 and reissue. Please revise to explain the term "imaginative trout flies" on page 15.

Plan of Operation, page 16

24. Please revise to disclose here when the 2013 fly-fishing season will occur. In addition, please revise to disclose here whether you have any arrangements with any area fly shops to sell your DVDs. To the extent that you do have agreements with area fly shops, please revise to disclose the material terms of these agreements, including the price and the percentage of revenue you will receive.

25. Please revise the first two sentences in the second paragraph in this section to state as beliefs.

Liquidity and Capital Resources, page 16

26. We note that you have disclosed your cash on hand as of "March 31, 2011." Please disclose your cash on hand as of your recent interim period.

Description of Business, page 17

Our Business, page 18

27. We note your response to our prior comments 28 and 29 and reissue. Please revise to include a clearer, more organized description of each phase of your plan of operation, including the steps you have already accomplished and the steps you hope to accomplish in the future. For example, we note your disclosure on page 19 that in Phase II you intend to expand your line of teaching and educational fly fishing videos and your disclosure on page 21 that in Phase III you hope to expand your offered products by both developing new videos that encompass techniques from casting to how to rig your fly fishing equipment. Based on the current disclosure, it is difficult to distinguish the Phase II goals from the Phase III goals. In addition, we note your disclosure on page 19 that the estimated cost of retaining a marketing director, advertising in national fly fishing magazines and creating kit/marketing packets is $100,000. However, you do not disclose the individual costs of each of the items listed until page 23. Please revise to provide clearer disclosure of what you hope to accomplish in each phase, including a timeline and budget both for the aggregate cost of each phase and the individual cost of each step in each phase. Consider including a table that shows, for each phase, the steps you have taken and intend to take and the estimated cost of such steps.

28. We note that in the first two paragraphs of your business section, you rely on various data. Please furnish support for each of the key claims made, beliefs stated or figures cited by providing us with a copy of this data as it relates to the statement you make in this section. For example, we note your disclosure on page 18 that the American Fly Fishing Trade Association has stated that the "fly-fishing industry has been growing at a rapid rate." Please revise to clarify what you mean by "rapid rate" and substantiate the claims that you make in your disclosure by providing quantitative information. Similarly

revise to provide quantitative information regarding the "substantial growth" in the specialty fly shop area. Furthermore, provide us with a copy of the relevant portions of the report that you cite in this section which was released in August 2012.

29. We note your disclosure on page 18 regarding your phone conversation with Mr. Burkis of The American Fly Fishing Trade Association. Please revise to provide his consent to be named in the registration statement pursuant to Rule 436 of the Securities Act or tell us why such consent is not necessary. Alternatively, revise to cite directly to the report.

30. Please revise to describe the "long-term relationships" that Mr. Okizaki has developed with industry leaders in Colorado and other parts of the United States and Australia on page 18 to disclose whether he has any formal or informal working agreements with such third parties.

31. We note your disclosure on page 18 that you believe that your DVD was well received. With a view towards revised disclosure, please tell us the basis for your belief.

32. Please revise to remove the word "legendary" in the second to last paragraph on page 18.

33. Please revise to include additional information regarding your role as a "featured tier at a local fly shop" by describing the material terms of your agreement with this shop on page 18.

34. We note your disclosure in the third paragraph on page 19 regarding the testing of your flies. Please revise to provide balanced disclosure here and in your prospectus summary to state that there is no guarantee that fly-fishers outside of your management's friends and acquaintances will determine that your flies are worth the extra cost. In addition, please revise to quantify the number of such tests you conducted.

35. Please revise to disclose how you determined that the fishermen using your Natural Flies caught, on average, more fish with your flies than with other flies.

36. Please revise to clarify what you mean by "somewhat less successful" in the third paragraph on page 19. In addition, please revise to clarify what you mean by your statement that "[t]he averages for these flies were the same as if they were bought from a display case in a fly shop" by disclosing quantitative information. Also remove the reference to the "display case in a fly shop," as this appears to marketing language.

37. Please revise to disclose how you intend to produce your flies in bulk. If you intend to enter into an agreement with a third party manufacturer, please disclose such relationship and the terms here.

38. We note your disclosure that Mr. Yamauchi has been selling your flies at area fly-fishing shows. However, it appears that you have not attended a show since 2011. Please revise

to clarify whether you are currently attending such shows, and, if so, how often you attend such shows.

39. Please revise to disclose the number of videos you intend to produce during Phase II, including a timeline and budget for the production of these videos. In this regard, we note your disclosure that the cost of marketing and production is already included in the cost in Phase I. Please revise to disclose the cost of each phase separately.

40. We note your disclosure in the third paragraph on page 20 that a "market network is important for [your] wholesale business." Please revise to clarify that you do not yet have a wholesale business. In addition, please revise to clarify what you mean by a "market network" and when and how you intend to develop such a network.

41. Please revise to clarify whether you have contacted any "key, nationally known fly fishers" about endorsing your products. Refer to page 20.

42. We note your disclosure in the last paragraph on page 20 that you intend to market your DVDs by placing ads in Fly Tying magazine and Fly Fisherman and that you intend to put posters in fly shops. Please revise to disclose whether such magazines are nationally distributed. In addition, with a view towards revised disclosure, please tell us whether the $8,000 budgeted for the marketing of your DVDs includes the cost of marketing to fly shops in order to have such shops sell your products and agree to display your posters in their stores.

43. Please revise the fourth sentence in the second paragraph on page 21 to state as a belief.

44. Please revise to clarify what you mean by "go to flies" in the first paragraph on page 22. If "go to flies" is trademarked, please state so. In addition, please revise to remove the word "world-renowned" in the first sentence on page 22.

45. Please revise to substantiate the claim that a test market has generated "indications of high interest in purchasing [your] DVDs" on page 22. We note your disclosure that you have sold eight DVDs since inception.

46. We note your response to our prior comment 35 and reissue. We note your disclosure on page 22 that Mr. Dunnigan has agreed to be a consultant. Please revise to clarify his responsibilities as a consultant to you and the material terms of your agreement with him. We note your disclosure that, in the future, he may design some of your signature flies and that he has also agreed to be a contract tier of your Natural Selection Series. In this regard, we note that your written agreement with Mr. Dunnigan does not provide details regarding these roles. Please explain.

47. We note your response to our prior comment 36 that your management is aware of Mr. Dunnigan's employment with another fly fishing company and reissue, as it appears that

conflicts of interests may arise from Mr. Dunnigan's employment as a tier and designer for another fly fishing company. Please revise to include a risk factor that addresses such conflicts or explain why you believe that this is not necessary.

48. Please revise to remove the phrase "most innovative and recognized fly tiers" and the word "innovative" trout flies the first paragraph on page 24.

49. We note your disclosure on page 23 that you entered into a "verbal agreement" with NRS, Inc. However, it appears that you have filed written agreements with NRS, Inc. as Exhibits 10.1 and 10.2. Please revise or advise.

50. Please revise the fifth sentence in the second paragraph on page 23 and the second sentence in the fourth bullet point on page 23 to state as a belief.

Employees, page 26

51. We note your response to our prior comment 41 that "no formal relationships [with consultants and/or contractors] have been established as of this date." This response seems to contradict your disclosure on page 22 regarding Mr. Dunnigan. Please advise.

52. We note your disclosure on page 26 that "there is no agreement to pay such compensation in the future" to your consultants and/or contractors. This disclosure appears to contradict your disclosure on page 22 regarding the amount you have agreed to compensate Mr. Dunnigan for each fly he ties. Please revise or advise.

Trademarks/Trade Names/Intellectual Property, page 26

53. We note your response to our prior comment 42 and reissue in part. It appears that you do not own the copyrights for your DVDs and the design for your flies. Please revise to add a risk factor that discusses the associated risks or tell us why this is not necessary.

Management, page 26

Executive Officers, Directors and Key Personnel, page 26

54. Please revise to remove the word "extensive" experience on page 26.

Certain Relationships and Related Party Transactions, page 28

55. We note your disclosure on page 28 that there "have been no other related party transactions . . . required to be disclosed pursuant to Item 404 of Regulation S-K." With a view towards revised disclosure, please tell us why you believe the related party transaction disclosed on page F-11 should not be disclosed here.

Rule 144, page 30

56. We note your response to our prior comment 47 and reissue in part. Please revise to disclose the amount of your shares that could be sold pursuant to Rule 144. Refer to Item 201(a)(2)(ii) of Regulation S-K.

Undertakings, page II-2

57. Please revise to include the undertaking in Item 512(h) of Regulation S-K.

Signatures, page II-6

58. We note your response to our prior comment 50 and reissue. Please have your principal executive officer, principal financial officer and principal accounting officer or controller sign in their individual capacities as such in the second signature block. It appears that Mr. Okizaki, Mr. Yamauchi and Mr. Coleman have signed only in their individual capacities as directors.

Other

59. Please amend your filing to include updated financial statements that comply with the guidance outlined in Rule 8-08 of Regulation S-X.

60. Please include a currently dated consent from the independent registered public accountant in your amended filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jeffrey Sears at (202) 551-3302 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
        Andrew I. Telsey, Esq.